AA4 2/10/2004

CM

S [redacted] COMMISSION
)549

04002005

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
JAN 27 2004
WASH. D.C.

SEC FILE NUMBER
8- 129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/02 (MM/DD/YY) AND ENDING 11/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

3/28 1-11

OATH OR AFFIRMATION

January 26, 2004

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 28, 2003, are true and correct. We further affirm that neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) has any proprietary interest in any account classified solely as that of a customer except as follows:

> Payables to customers and counterparties includes $49,733,429 payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 28, 2003, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Subscribed and sworn before me;

This 26 day of January 2004

LINA S. WON
Notary Public, State of New York
No. 01WO6019859
Qualified in Queens County
Commission Expires Feb. 16, 2007

LETTER OF ATTESTATION

January 26, 2004

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 28, 2003, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

_______________ (Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

GOLDMAN, SACHS & CO. and SUBSIDIARIES

Consolidated Statement
of
Financial Condition
As of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman, Sachs & Co. and Subsidiaries (the "Firm") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

November 28, 2003
(in thousands)

Assets

Cash and cash equivalents	$ 4,604,370
Cash and securities segregated in compliance with U.S. federal and other regulations	21,969,289
Receivables from brokers, dealers and clearing organizations	7,976,880
Receivables from customers and counterparties	10,289,117
Securities borrowed	151,340,243
Securities purchased under agreements to resell	16,264,354
Financial instruments owned, at fair value	41,110,610
Financial instruments owned and pledged as collateral, at fair value	12,210,859
Total financial instruments owned, at fair value	53,321,469
Other assets	1,981,583
	$ 267,747,305

Liabilities and Partners' Capital

Short-term borrowings	$ 38,176,327
Payables to brokers, dealers and clearing organizations	6,280,957
Payables to customers and counterparties	62,607,146
Securities loaned	84,844,270
Securities sold under agreements to repurchase	33,246,039
Financial instruments sold, but not yet purchased, at fair value	25,490,290
Other liabilities and accrued expenses	3,230,412
Long-term borrowings	1,079,186
	254,954,627
Commitments, contingencies and guarantees	
Subordinated borrowings	8,805,358
Partners' capital	
Partners' capital	3,978,040
Accumulated other comprehensive income	9,280
	3,987,320
	$ 267,747,305

The accompanying notes are an integral part of
this consolidated statement of financial condition

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is a subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is an investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's business activities are as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.

- **Trading.** The firm facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, and trading of, fixed income and equity products, currencies, and swaps and other derivatives.

- **Asset Management and Securities Services.** The firm offers a broad array of investment strategies and advice across all major asset classes to a diverse client base of institutions and individuals, and provides prime brokerage, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations, endowments and high-net-worth individuals.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material transactions and balances with and between subsidiaries have been eliminated. The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provide the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates entities in which it has all, or a majority of, the voting interest.

As defined in Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities," VIEs are entities that lack one or more of the characteristics of a voting interest entity described above. Prior to the issuance of FIN No. 46, VIEs were commonly referred to as special purpose entities (SPEs). FIN No. 46 states that a controlling financial interest in an entity is present when an

enterprise has a variable interest, or combination of variable interests, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest is known as the primary beneficiary under FIN No. 46.

In January 2003, the FASB issued FIN No. 46. In accordance with its original provisions, the firm adopted FIN No. 46 immediately for all VIEs created after January 31, 2003. For VIEs created before February 1, 2003 (pre-existing VIEs), the firm was initially required to adopt FIN No. 46 no later than November 2003. In October 2003, the FASB deferred the effective date of FIN No. 46 for pre-existing VIEs to no later than February 2004 (the firm's first quarter of fiscal 2004). In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46-R), incorporating the October 2003 deferral provisions. Under its transition provisions, early application of FIN No. 46 or FIN No. 46-R to some or all VIEs was permitted. The firm applied either FIN No. 46 or FIN No. 46-R to all pre-existing VIEs in which it held a variable interest at November 2003. All VIEs, regardless of when created, are required to be evaluated under FIN No. 46-R no later than May 2004.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," the firm does not consolidate QSPEs. QSPEs are passive entities that hold financial assets transferred to them by the firm and are commonly used in mortgage and other securitization transactions. Prior to the adoption of FIN No. 46 or FIN No. 46-R, as applicable, the firm consolidated all non-qualifying SPEs if the firm controlled the SPE, held a majority of the SPE's substantive risks and rewards, or if the firm had transferred assets to the SPE and independent investors had not made a substantive majority equity investment in legal form.

When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting or economic interest of 20% to 50%), the firm accounts for its investment in accordance with the equity method of accounting as prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

If the firm does not have a controlling financial interest in, or exert significant influence over, an entity, the firm accounts for its investment at fair value.

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding the outcome of pending litigation, inventory valuations and other matters that affect the consolidated statement of financial condition and related disclosures. These estimates and assumptions are based on the best available information; nonetheless, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the firm's fiscal year ended or the date, as the context requires, November 28, 2003.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade foreign sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts related to Certain Repurchase and Reverse Repurchase

Agreements," are satisfied. The firm takes possession of securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm takes possession of securities borrowed, makes delivery of securities borrowed, monitors the market value of securities loaned and borrowed, and delivers or obtains additional collateral as appropriate.

Financial Instruments. The consolidated statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the consolidated statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates financial instruments into two categories -- cash (i.e., nonderivative) trading instruments and derivative contracts.

The fair values of cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with a reasonable level of price transparency. Certain cash trading instruments trade infrequently and, therefore, have little or no price transparency. The firm generally does not adjust the valuation assumptions for cash trading instruments with little or no price transparency unless there is substantive evidence supporting a change in value.

Cash trading instruments owned by the firm (long positions) are marked to bid prices, whereas instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is reasonably expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined written policies. In limited circumstances and generally for highly illiquid positions, management's estimates are used to determine this adjustment.

Derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives. The fair values of exchange-traded derivatives are generally determined from quoted market prices. The firm uses a variety of valuation models and techniques including the present value of known or estimated cash flows, option-pricing models and option-adjusted spread models. Wherever possible, the valuation models used are calibrated to current market transactions. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations such inputs. Wherever possible, the inputs to these valuation models are derived from recent market transactions, third-party pricing services, broker quotes and/or prices calibrated to similar instruments.

When appropriate, valuations are adjusted to take account of various factors such as liquidity, bid/offer and credit considerations. These adjustments are generally based on market evidence or predetermined written policies. In limited circumstances and generally for highly illiquid positions, management's estimates are used to determine these adjustments.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements or collateralized financing arrangements.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Prior to December 1, 2001, goodwill was amortized over periods of 15 to 20 years on a straight-line basis. Effective December 1, 2001, the firm adopted SFAS No. 142, "Goodwill and Other Intangible Assets;" consequently, goodwill is no longer amortized but, instead, is tested at least annually for impairment. An impairment loss, calculated as the difference between the fair value of goodwill and its carrying value, is recognized if the fair value of a reporting unit is less than the carrying value of that unit.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition. Effective December 1, 2001, the firm changed to the straight-line method of depreciation for certain property, leasehold improvements and equipment placed in service on or after December 1, 2001.

The firm's depreciation and amortization is generally computed using the methods set forth below:

	Property and Equipment	Leasehold Improvements		Certain Internal Use Software Costs
		Term of lease greater than useful life	Term of lease less than useful life	
Placed in service prior to December 1, 2001	Accelerated cost recovery	Accelerated cost recovery	Straight-line over the term of the lease	Straight-line over useful life of the asset
Placed in service on or after December 1, 2001	Straight-line over useful life of the asset	Straight-line over useful life of the asset	Straight-line over the term of the lease	Straight-line over useful life of the asset

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in millions):

Assets	
Receivables from brokers, dealers and clearing organizations	$ 2,888
Receivables from customers and counterparties	185
Securities borrowed	43,677
Securities purchased under agreements to resell	4,151
Financial instruments owned, at fair value (derivatives)	1,990
Other assets	359
Liabilities	
Short-term borrowings	$37,303
Payables to brokers, dealers and clearing organizations	4,319
Payables to customers and counterparties	5,171
Securities loaned	81,518
Securities sold under agreements to repurchase	12,242
Financial instruments sold, but not yet purchased (derivatives)	2,396
Other liabilities and accrued expenses	949
Long-term borrowings	1,079
Subordinated borrowings	8,805

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Total financial instruments owned, at fair value" are $634 million of such issuances.

Effective November 2003, pursuant to a reorganization of the holding structure of the Singapore-based subsidiaries of Group Inc., GS&Co. contributed its 51% interest in Goldman Sachs (Singapore) Pte ("GSSP") and its 99% interest in Goldman Sachs Futures Pte Ltd ("GSFPL") to Goldman Sachs Foreign Exchange (Singapore) Pte ("GSFX"), the new holding company for the Singapore subsidiaries, in exchange for a 25% interest in its equity. GS&Co. previously consolidated GSSP and GSFPL as voting interest entities. GSFX is accounted for under the equity method of accounting. The restructuring did not have a material impact on the firm's financial condition.

Stock-Based Compensation

The firm participates in the stock-based compensation plans of Group Inc. Effective for fiscal 2003, the firm began to account for stock-based employee compensation in accordance with the fair-value method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure," using the prospective adoption method. Adoption of SFAS No. 123 did not have a material effect on the firm's financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As a partnership, the firm is primarily subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in New York City and taxes in foreign jurisdictions on certain of its operations. Certain non-U.S. subsidiaries are subject to

various foreign income taxes, which are included in the firm's provision for taxes. No additional income tax provision is required on the earnings of the firm as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Note 3. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions and meet financing objectives. These instruments can be either executed on an exchange or negotiated in the OTC market.

Transactions involving financial instruments sold, but not yet purchased, generally entail obligations to purchase financial instruments at future dates. The firm may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, including those pledged as collateral, at fair value, and financial instruments sold, but not yet purchased, at fair value (in millions):

	As of November 2003	
	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 144	$ -
U.S. government, federal agency and sovereign obligations	22,522	11,233
Corporate and other debt obligations	11,375	4,594
Equities and convertible debentures	13,320	3,792
State, municipal and provincial obligations	403	11
Derivative contracts	5,557	5,860
Total	$ 53,321	$25,490

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2003, the firm held U.S. government and federal agency obligations which represented approximately 9.3% of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2003, the firm did not have credit exposure to any other counterparty which exceeded 5%.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative

instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

Most of the firm's derivative transactions are entered into for trading purposes. The firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

Derivative contracts are reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in millions):

	As of November 2003	
	Assets	Liabilities
Forward settlement contracts	$ 3,507	$ 3,816
Swap agreements	839	415
Option contracts	1,211	1,629
Total	$ 5,557	$ 5,860

Securitization Activities

The firm securitizes commercial and residential mortgages, home equity loans, government and corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization.

The firm may retain interests in securitized financial assets, which it generally attempts to sell as quickly as possible, subject to prevailing market conditions. Retained interests are held in QSPEs and are accounted for at fair value and included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition.

During the year ended November 2003, the firm securitized $93.0 billion of financial assets, including $70.9 billion of agency mortgage-backed securities. As of November 2003, the firm held $2.4 billion of retained interests, including $1.1 billion of retained interests for which the fair value is based on quoted market prices in active markets.

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions:

	As of November 2003
	Type of Retained Interests
	Mortgage and Other Asset-Backed [3]
	($ in millions)
Fair value of retained interests	$ 1,366
Weighted average life (years)	3.7
Annual constant prepayment rate	22.0%
Impact of 10% adverse change	$ (3)
Impact of 20% adverse change	$ (7)
Annual credit losses [1]	2.0%
Impact of 10% adverse change [2]	$ (17)
Impact of 20% adverse change [2]	$ (30)
Annual discount rate	14.2%
Impact of 10% adverse change	$ (28)
Impact of 20% adverse change	$ (53)

(1) Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.

(2) The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.

(3) Other asset-backed includes retained interests in government and corporate bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, primarily mortgage and asset-backed interests, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and non-performing debt, real estate and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments and through other contractual arrangements. In certain instances, the firm has provided guarantees to certain VIEs or holders of variable interests in these VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent the anticipated loss in connection with these guarantees. The firm's variable interests in these VIEs may include senior and subordinated debt; preferred and common stock; interest rate, foreign currency, equity and credit derivatives; guarantees; and residual interests in mortgage and asset-backed securitization vehicles. GS&Co. generally is not directly or indirectly obligated to repay the debt and equity instruments and contractual arrangements entered into by these VIEs.

The following table sets forth the firm's total assets and maximum exposure to loss associated with its significant variable interests in non-consolidated VIEs (excluding QSPEs).

	As of November 2003
	Non-Consolidated[1]
	(in millions)
VIE assets	
Mortgages	$ 1,867
Other asset-backed	178
Total VIE assets	$ 2,045
Maximum exposure to loss	
Mortgages	$ 83
Other asset-backed	21
Total maximum exposure to loss	$ 104

[1] The firm did not have consolidated VIEs as of November 2003.

Secured Borrowing and Lending Activities

The firm obtains secured, short-term financing principally through the use of repurchase agreements and securities lending agreements to obtain securities for settlement, to finance inventory positions and to meet customers' needs. In these transactions, the firm either provides or receives collateral, including U.S. government, federal agency, mortgage-backed, investment-grade foreign sovereign obligations and equity securities.

The firm receives collateral in connection with resale agreements, securities lending transactions, derivative transactions, customer margin loans and other secured lending activities. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, enter into securities lending or derivative transactions, or cover short positions. As of November 2003, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $263 billion, of which the firm sold or repledged $252 billion.

The firm also pledges its own assets to collateralize repurchase agreements and other secured financings. As of November 2003, the carrying value of securities included in "Financial instruments owned, at fair value" that had been loaned or pledged to counterparties that did not have the right to sell or repledge was $23 billion.

Note 4. Short-Term Borrowings

The firm generally obtains short-term borrowings, on a secured basis, primarily from Group Inc. and through bank loans on an unsecured basis. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Subordinated Borrowings

Subordinated borrowings bear interest at floating rates and include $8.8 billion payable on September 30, 2005, to Group Inc. The carrying value of these borrowings approximates fair value.

Note 6. Commitments, Contingencies and Guarantees

Commitments

The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $7.3 billion as of November 2003.

In connection with its lending activities, the firm had outstanding commitments of $770 million as of November 2003. These commitments are agreements to lend to counterparties, have fixed termination dates and are contingent on all conditions to borrowing set forth in the contract having been met. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements.

The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $8.2 billion as of November 2003.

The firm has obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Minimum rental payments, net of minimum sublease rentals, are set forth below (in millions):

Minimum Rental Payments	
2004	$ 81
2005	78
2006	76
2007	52
2008	33
2009 – thereafter	21
Total	$341

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the results for such period.

Prior to the end of 2003, Group Inc. generally recorded provisions in respect of legal and regulatory matters on behalf of its subsidiaries. At the end of 2003, Group Inc. allocated a substantial portion of such provisions to GS&Co. The partners' capital of GS&Co. as of November 30, 2002, has been reduced by $292 million.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45. Such derivative contracts include written equity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded these

conditions have been met, for certain large, internationally active commercial and investment banks and end users. Accordingly, the firm has not included such contracts in the table below.

In relation to certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In addition, the firm provides other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2003 (in millions):

	Carrying Value	Maximum Payout/Notional Amount by Period of Expiration[(2)] 2004	2005-2006	2007-2008	2009-Thereafter	Total
Derivatives [(1)] [(3)]	$ 218	$ 7,213	$ 1,246	$ 2	-	$ 8,461
Guarantees of the collection of contractual cash flows			528			
Other guarantees			2			

(1) The carrying value of $218 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

(2) Such amounts do not represent anticipated losses in connection with these contracts.

(3) Excludes derivative contracts with affiliates.

In the normal course of its business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm may agree to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2003.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees. However, management believes that the probability that the firm will have to make material payments under these arrangements is remote; therefore no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2003.

Note 7. Employee Benefit Plans

The firm's employees participate in various Group Inc.-sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance, which cover most employees worldwide. Certain benefits are also provided to former or inactive employees prior to retirement. A summary of these plans is set forth below:

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees of the firm. Employees of certain non-U.S. subsidiaries participate in various local defined benefit plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, Group Inc. has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents in the United States. Group Inc. does not project the plans' benefit obligations and fair value of assets independently of other participating subsidiaries.

Defined Contribution Plans

The firm contributes to Group Inc.-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $71 million for 2003.

Group Inc. has also established a nonqualified defined contribution plan (the Plan) for certain senior employees of the firm. Shares of common stock contributed to the Plan and outstanding as of November 2003 will vest and generally be distributable to the participant on specified future dates if the participant satisfies certain conditions and the participant's employment with the firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and are reallocated to other participants. Contributions to the Plan are expensed on the date of grant. Plan expense was not material for the year ended November 2003.

Note 8. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan, which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards to employees of the firm. In the second quarter of fiscal 2003, The Goldman Sachs Amended and Restated Plan was approved, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Restricted Stock Units

Group Inc. issued restricted stock units to employees of the firm under the stock incentive plan primarily in connection with its initial public offering and as part of year-end compensation. The subsequent amortization of the cost of these restricted stock units is allocated to the firm by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantee's satisfying certain other requirements outlined in the award agreements.

Stock Options

In general, stock options granted by Group Inc., in May of 1999, to employees of the firm in connection with Group Inc.'s initial public offering, vest and become exercisable in equal installments on or about the third, fourth and fifth anniversary of the grant date. Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on or about the third anniversary of the grant date. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the stock incentive plan and the applicable stock option agreement.

Note 9. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co. has elected to compute net capital in accordance with the "Alternate Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2003, GS&Co. had regulatory net capital, as defined, of $3.7 billion, which exceeded the amount required by $2.8 billion.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2003, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2003, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers. The reserve requirement and amounts held on deposit in the Reserve Bank were $146 million and $451 million, respectively.